                                                       OMB APPROVAL
                                            ----------------------------------
                                            OMB Number:  3235-0145
                                            ---------------------------------
                                            Expires:  October 31, 1997
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                                            hours per response......  14.90
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No. ___________)*


                             ATRIA SOFTWARE, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  04962G 10 2
          -----------------------------------------------------------
                                 (CUSIP Number)


  CHUCK BAY, PURE SOFTWARE INC., 1309 SOUTH MARY AVENUE, SUNNYVALE, CA  94087
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 6, 1996
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 2 of 33 Pages
- ---------------------------                    -----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PURE SOFTWARE INC.
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       2,149,038 (acquisition of such shares is conditioned
                       upon the occurrence of certain events specified in
                       that certain Stock Option Agreement dated June 5, 1996
                       and filed as Exhibit 4 to this Schedule 13D
NUMBER OF         --------------------------------------------------------------
SHARES            8    SHARED VOTING POWER
BENEFICIALLY           783,839
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                 2,149,038 (acquisition of such shares is conditioned upon
WITH                   the occurrence of certain events specified in that
                       certain Stock Option Agreement dated June 6, 1996 and filed as Exhibit 4 to this Schedule 13D)

                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,932,877

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.8%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                 SCHEDULE 13D

                                  SCHEDULE 13D


- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 3 of 33 Pages
- ---------------------------                    -----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PAUL H. LEVINE
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       -0-
NUMBER OF         --------------------------------------------------------------
SHARES            8    SHARED VOTING POWER
BENEFICIALLY           354,600
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                 354,600 (Subject to the restrictions set forth in that
WITH                   certain Affiliate Agreement dated June 6, 1996 filed as
                       Exhibit 7 to this Schedule 13D)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     354,600

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.47%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 4 of 33 Pages
- ---------------------------                    -----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ELLIOT M. KATZMAN
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       -0-
NUMBER OF         --------------------------------------------------------------
SHARES            8    SHARED VOTING POWER
BENEFICIALLY           92,400
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                 92,400 (Subject to the restrictions set forth in that
WITH                   certain Affiliate Agreement dated June 6, 1996 filed as
                       Exhibit 7 to this Schedule 13D)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     92,400

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.65%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 5 of 33 Pages
- ---------------------------                    -----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JOHN C. LEARY
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       -0-
NUMBER OF         --------------------------------------------------------------
SHARES            8    SHARED VOTING POWER
BENEFICIALLY           100,400
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                 100,400 (Subject to the restrictions set forth in that
WITH                   certain Affiliate Agreement dated June 6, 1996 filed as
                       Exhibit 7 to this Schedule 13D)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100,400

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.7%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 6 of 33 Pages
- ---------------------------                    -----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NORRIS EVANS
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       -0-
NUMBER OF         --------------------------------------------------------------
SHARES            8    SHARED VOTING POWER
BENEFICIALLY           4,400
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                 4,400 (Subject to the restrictions set forth in that
WITH                   certain Affiliate Agreement dated June 6, 1996 filed
                       as Exhibit 7 to this Schedule 13D
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,400

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.03%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 7 of 33 Pages
- ---------------------------                    -----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DAVID LEBLANG
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       -0-
NUMBER OF         --------------------------------------------------------------
SHARES            8    SHARED VOTING POWER
BENEFICIALLY           273,400
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                 273,400 (Subject to the restrictions set forth in that
WITH                   certain Affiliate Agreement dated June 6, 1996 filed as
                       Exhibit 7 to this Schedule 13D)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     273,400

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.91%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 8 of 33 Pages
- ---------------------------                    -----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DAVID LITWACK
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       -0-
NUMBER OF         --------------------------------------------------------------
SHARES            8    SHARED VOTING POWER
BENEFICIALLY           13,800
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                 13,800 (Subject to the restrictions set forth in that
WITH                   certain Affiliate Agreement dated June 6, 1996 filed
                       as Exhibit 7 to this Schedule 13D)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,800

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------------                              -----------------------
CUSIP No. 04962G 10 2                                    Page 9 of 33 Pages
- ---------------------------                              -----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LOUIS J VOLPE
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       -0-
   NUMBER OF      --------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY          35,964
   OWNED BY
    EACH          --------------------------------------------------------------
  REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON              35,964 (Subject to the restrictions set forth in that
    WITH               certain Affiliate Agreement dated June 6, 1996 filed
                       as Exhibit 7 to this Schedule 13D)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     35,964

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.25%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------------                              -----------------------
CUSIP No. 04962G 10 2                                    Page 10 of 33 Pages
- ---------------------------                              -----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ROBERT PAVEY
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       -0-
    NUMBER OF     --------------------------------------------------------------
     SHARES       8    SHARED VOTING POWER
  BENEFICIALLY         13,232
    OWNED BY
      EACH        --------------------------------------------------------------
    REPORTING     9    SOLE DISPOSITIVE POWER
     PERSON            13,232 (Subject to the restrictions set forth in that
      WITH             certain Affiliate Agreement dated June 6, 1996 filed
                       as Exhibit 7 to this Schedule 13D)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,232

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.09%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------------                              -----------------------
CUSIP No. 04962G 10 2                                     Page 11 of 33 Pages
- ---------------------------                              -----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GARDNER HENDRIE
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       -0-
 NUMBER OF        --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY           80,991
  OWNED BY
   EACH           --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
PERSON                 80,991 (Subject to the restrictions set forth in that
WITH                   certain Affiliate Agreement dated June 6, 1996 filed
                       as Exhibit 7 to this Schedule 13D)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     80,991

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.57%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------------                              -----------------------
CUSIP No. 04962G 10 2                                     Page 12 of 33 Pages
- ---------------------------                              -----------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PAUL FERRI
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[X]
                                                                       (b)[_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       -0-
    NUMBER OF     --------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
    BENEFICIALLY       12,052
    OWNED BY
    EACH          --------------------------------------------------------------
    REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON             12,052 (Subject to the restrictions set forth in that
    WITH               certain Affiliate Agreement dated June 6, 1996 filed as
                       Exhibit 7 to this Schedule 13D)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,052

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.08%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 13 of 33 Pages
- ---------------------------                    -----------------------


     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Pure Software Inc., Paul H. Levine, Elliot
M. Katzman, John C. Leary, David B. Leblang, Paul J. Ferri, Robert D. Pavey, Norris Evans, Gardner C. Hendrie, David A. Litwack or Louis J. Volpe (collectively, the "Individuals") that it or he is the beneficial owner of any
                    -----------
of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for and other
                                                  ---
purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Individual has been provided by such Individual, and any information contained herein as to Pure Software Inc. has been provided by Pure Software Inc.

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Issuer Common Stock"), of Atria Software, Inc., a Massachusetts
            -------------------
corporation ("Issuer").  The principal executive offices of Issuer are located
              ------
at 20 Maguire Road, Lexington, Massachusetts  02173.

ITEM 2.   IDENTITY AND BACKGROUND.

     The names of the people filing this statement are Pure Software Inc., a Delaware corporation ("Pure"), Paul H. Levine, Elliot M. Katzman, John C.
                       ----
Leary, David B. Leblang, Paul J. Ferri, Robert D. Pavey, Norris Evans, Gardner
C. Hendrie, David A. Litwack and Louis J. Volpe. The address of the principal office and principal business of Pure is 1309 South Mary Avenue, Sunnyvale, California 94087. Pure develops, markets and supports a comprehensive, integrated suite of software products that are designed to enable the production of reliable, high-quality software and improve the software development process. Set forth in Schedule A is a list of each of Pure's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Pure in which such employment is conducted. Set forth in Schedule B is a list of each the Individuals, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and their citizenship.

     During the past five years neither Pure nor any of the Individuals nor, to Pure's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Pure nor any of the Individuals nor, to Pure's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Reorganization dated June 6, 1996 (the "Merger Agreement") among Pure, CST Acquisition Corporation, a Massachusetts
 ----------------
corporation and a wholly-owned subsidiary of Pure ("Merger Sub") and Issuer, and
                                                    ----------
subject to the conditions set forth therein (including approval by stockholders of Issuer and Pure), Merger Sub will be merged with and into Issuer (the

"Merger"), with each
 ------

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 14 of 33 Pages
- ---------------------------                    -----------------------


share of Issuer Common Stock being converted into the right to receive 1.544615 shares of Pure common stock, $0.0001 par value per share ("Pure Common Stock").
                                                           -----------------
The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to the Merger Agreement.

     This statement on Schedule 13D also relates to a voting agreement as described in Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

     As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Pure, with and into Issuer in a statutory merger pursuant to the Massachusetts Business Corporation Law ("Massachusetts Law"). At the effective time of the Merger (the "Effective
- -------------------                                               ---------
Time"), the separate existence of Merger Sub will cease and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Pure ("Surviving Corporation"). The initial directors of the Surviving Corporation
- -----------------------
shall be the directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time. The Articles of Organization of Merger Sub as in effect immediately prior to the Merger shall be the Articles of Organization of the Surviving Corporation until thereafter amended as provided by the Massachusetts Law and such Articles of Organization; provided, however, at the Effective Time the Articles of Organization of the
- --------  -------
Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Atria Software, Inc." The Bylaws of Merger Sub as in effect immediately prior to the Merger shall be the Bylaws of the Surviving Corporation until thereafter amended.

      In connection with the Merger, holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them,
1.544615 shares of Pure Common Stock. In addition, Pure will assume all options outstanding under the Issuer's 1990 Stock Option Plan, 1994 Stock Plan and 1994 Non-Employee Director Stock Option Plan, and will assume all purchase rights outstanding under the Issuer's 1994 Employee Stock Purchase Plan. If the Merger is consummated, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     The Merger Agreement contains customary representations and warranties on the part of Pure and Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Pure and Issuer, no event with a material adverse effect with respect to a party or a material shortfall in earnings of a party for the fiscal quarter ending June 30, 1996. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to the Merger Agreement.

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 15 of 33 Pages
- ---------------------------                    -----------------------


     As an inducement to Pure to enter into the Merger Agreement, the Individuals (collectively, "Voting Agreement Stockholders") have each entered
                            -----------------------------
into a Participation Agreement dated as of June 6, 1996 (the "Voting Agreement")
                                                              ----------------
with Pure. Pursuant to the Voting Agreement, the Voting Agreement Stockholders have agreed to vote the shares of Issuer Common Stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. The Voting Agreement Stockholders have also agreed if requested by Pure to execute and deliver to Pure an irrevocable proxy granting Pure the authority to vote the shares of Issuer Common Stock owned by the Voting Agreement Stockholders in the manner described in the previous sentence. The Voting Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. The name of each Voting Agreement Stockholder and the number of outstanding shares of Issuer Common Stock held of record by each Voting Agreement Stockholder is set forth in Schedule C hereto which is hereby incorporated by this reference. Pure did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Issuer to enter into the Merger Agreement, certain stockholders of Pure have each entered into a Participation Agreement dated as of June 6, 1996 with Issuer, the substance of which is substantially similar to the substance of the Voting Agreement. A copy of this agreement is included as
Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also as an inducement to Pure to enter into the Merger Agreement, Pure and Issuer entered into a Stock Option Agreement dated June 6, 1996 ("Stock Option
                                                                  ------------
Agreement") pursuant to which Issuer granted Pure the right (the "Option"),
- ---------                                                         ------
under certain conditions, to purchase up to 2,149,038 shares of Issuer Common Stock by exchanging shares of Pure Common Stock at a rate of 1.544615 Pure Common Stock for each option share and/or, at Pure's election, at a price of $62.75 per share (the "Exercise Price"). In the event that Pure elects to pay
                       --------------
any portion of the Exercise Price in cash, Pure will determine the source of the necessary funds. The forgoing summary of the Stock Option Agreement is qualified in its entirety by reference to a copy of the Stock Option Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to the Stock Option Agreement.

     As an inducement to Issuer to enter into the Merger Agreement, Issuer and Pure entered into a Stock Option Agreement dated June 6, 1996 pursuant to which Pure granted Issuer the right under certain conditions to purchase up to 2,646,096 shares of Pure Common Stock by exchanging shares of Issuer Common Stock at a rate of 0.64741 of a share of Issuer Common Stock for each option share and/or, at Issuer's election, at a price of $40.625 per share. The substance of this agreement is substantially similar to the substance of the Stock Option Agreement, and a copy of this agreement is included as Exhibit 5 to this Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to this agreement.

     Also in connection with the Merger Agreement, certain stockholders of Pure (each an "Affiliate") have each entered into an affiliate agreement with Pure
          ---------
(collectively, the "Affiliate Agreements") pursuant to which each Affiliate has
                    --------------------
agreed not to sell, exchange, transfer, pledge, dispose or otherwise reduce such Affiliate's interest in or risk relative to any shares of Pure Common Stock or other equity securities of Pure owned by such Affiliate during the period commencing June 6, 1996 and ending at such time as financial results covering at least 30 days of combined operations of Pure and Issuer have been published by Pure, such

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 16 of 33 Pages
- ---------------------------                    -----------------------


publication to be in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission (the "Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K or any other
- -----------
public filing or announcement which includes the combined results of operations of Pure and Issuer, so as to interfere with Pure accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, the Voting Agreement Stockholders have each entered into an affiliate agreement with Pure. The substance of these agreements is substantially similar to the substance Affiliate Agreements, except that each Voting Agreement Stockholder has also agreed that any sale, transfer or other disposition of Issuer Common Stock by such Voting Agreement Stockholder will be made in accordance with Rule 145 promulgated by the Commission under the Securities Act of 1933, as amended, and has made certain representations pertaining to continuity of interest with respect to the shares held by such Voting Agreement Stockholder. A copy of a form of this agreement is included as Exhibit 7 to this Schedule 13D and incorporated herein in its entirety by reference.

     Pure and Issuer have also entered into a License and Marketing Agreement (the "License and Marketing Agreement") in connection with the Merger Agreement.
      -------------------------------
The License and Marketing Agreement would become effective only in the event that the Merger Agreement is terminated under certain circumstances, including in the event of a regulatory prohibition, the failure of Pure's stockholders to approve the Merger, a breach of the Merger Agreement by Pure or the acceptance by Pure of an alternative transaction. The License and Marketing Agreement, if effective, would permit Issuer to market, distribute, support and maintain Pure's DDTS defect tracking system product, and modify and create derivative works of the product. Issuer would pay Pure a royalty of 30% of the net revenue Issuer recognizes from the licensing of the product, or from support services provided by Issuer for the product, and a royalty of 50% of the net revenue Issuer recognizes from support services sold by Issuer but provided by Pure.
The initial term of the License and Marketing Agreement is five years, with an automatic right to renew that Issuer may exercise for an additional two year period. The License and Marketing Agreement contains customary warranty, indemnity and confidentiality provisions. The foregoing summary of the License and Marketing Agreement is qualified in its entirety by reference to the copy of the License and Marketing Agreement included as Exhibit 8 to this Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to the License and Marketing Agreement.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     As a result of and subject to the Voting Agreement, Pure has shared power with the Individuals to vote an aggregate of 783,839 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 5.5% of the issued and outstanding shares of Issuer Common Stock as of June 1, 1996. To the extent that Pure, as permitted by the Voting Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreement and such proxies are granted pursuant to the Voting Agreement, Pure will have sole power to vote such shares. If pursuant to the Stock Option Agreement the Option becomes exercisable, Pure would have the right to acquire up to 2,149,038 shares of Issuer Common Stock. If acquired, Pure would have sole voting and dispositive power

                                 SCHEDULE 13D

- ---------------------------                              -----------------------
CUSIP No. 04962G 10 2                                    Page 17 of 33 Pages
- ---------------------------                              -----------------------


over such shares, and such shares would constitute approximately 15% of the issued and outstanding shares of Issuer Common Stock as of June 1, 1996. The Individuals are not parties to the Option Agreement and do not have any rights to acquire Issuer Common Stock thereunder. As a result of the Voting Agreement and if the Option is exercised, Pure may be deemed to beneficially own an aggregate of 2,932,877 shares of Issuer Common Stock, or 17.8% of the issued and outstanding shares of Issuer Common Stock as of June 1, 1996.

     To Pure's knowledge, except for Reed Hastings who owns 100 shares of Issuer Common Stock, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, Pure has not affected any transaction in Issuer Common Stock during the past 60 days and, except for Reed Hastings who sold 300 shares of Issuer Common Stock in an open market transaction on May 7, 1996 at a per share price of $54.00, to Pure's knowledge, none of the persons named in Schedule A has affected any transaction in Issuer Common Stock during the past 60 days.

     Set forth on Schedule C opposite each Individual's name is (i) that number of shares of Issuer Common Stock beneficially owned by such Individual as of the date hereof (identifying those shares which there is a right to acquire) and
(ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on the number of shares of Issuer Common Stock outstanding as of June 1, 1996). As a result of and subject to the Voting Agreement, each of the Individuals share voting power with Pure to vote that number of shares of Issuer Common Stock as is set forth on Schedule C opposite such Individual's name (excluding those shares which there is a right to acquire) for the limited purposes described in Item 4 above. Other than as set forth on Schedule D hereto, each Individual represents on behalf of itself that it has not affected any transaction in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     Other than as described herein, to Pure's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     1. Agreement and Plan or Reorganization dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, CST Acquisition Corporation, a Massachusetts corporation and wholly-owned subsidiary of Pure Software Inc., and Atria Software, Inc., a Massachusetts corporation.

                                 SCHEDULE 13D

- ---------------------------                              -----------------------
CUSIP No. 04962G 10 2                                    Page 18 of 33 Pages
- ---------------------------                              -----------------------


     2. Participation Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, CST Acquisition Corporation, a Massachusetts corporation, and certain stockholders of Atria Software, Inc., a Massachusetts corporation.

     3. Participation Agreement dated June 6, 1996 by and among Atria Software, Inc., a Massachusetts corporation, and certain stockholders of Pure Software Inc., a Delaware corporation.

     4. Stock Option Agreement dated June 6, 1996 by and between Atria Software, Inc., a Massachusetts corporation and Pure Software Inc., a Delaware corporation.

     5. Stock Option Agreement dated June 6, 1996 by and between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation.

     6. Form of Affiliate Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, and certain stockholders of Pure Software Inc., a Delaware corporation.

     7. Form of Affiliate Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, and certain stockholders of Atria Software, Inc., a Massachusetts corporation.

     8. License and Marketing Agreement dated June 6, 1996 between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation.

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 19 of 33 Pages
- ---------------------------                    -----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996

                                   PURE SOFTWARE INC.


                                   By:       /s/  Chuck Bay
                                             -----------------------------------

                                   Title:    Vice President, Finance, Chief
                                             Financial Officer, General
                                             Counsel and Secretary

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 20 of 33 Pages
- ---------------------------                    -----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996


                                   /s/ Paul H. Levine
                                   -----------------------------------
                                   Paul H. Levine

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 21 of 33 Pages
- ---------------------------                    -----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996


                                   /s/  Elliot M. Katzman
                                   --------------------------------------
                                   Elliot M. Katzman

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 22 of 33 Pages
- ---------------------------                    -----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996


                                   /s/  John C. Leary
                                   ---------------------------------
                                   John C. Leary

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 23 of 33 Pages
- ---------------------------                    -----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996


                                   /s/  David B. Leblang
                                   ---------------------------------
                                   David B. Leblang

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 24 of 33 Pages
- ---------------------------                    -----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996


                                   /s/  Paul J. Ferri
                                   ---------------------------------
                                   Paul J. Ferri

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 25 of 33 Pages
- ---------------------------                    -----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996


                                   /s/  Robert D. Pavey
                                   -----------------------------------
                                   Robert D. Pavey

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 26 of 33 Pages
- ---------------------------                    -----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996


                                   /s/  Norris Evans
                                   --------------------------------
                                   Norris Evans

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 27 of 33 Pages
- ---------------------------                    -----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996


                                   /s/  Gardner C. Hendrie
                                   ---------------------------------------
                                   Gardner C. Hendrie

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 28 of 33 Pages
- ---------------------------                    -----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996


                                   /s/  David A. Litwack
                                   ------------------------------------
                                   David A. Litwack

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 29 of 33 Pages
- ---------------------------                    -----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996


                                   /s/  Louis J. Volpe
                                   -------------------------------------
                                   Louis J. Volpe

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 30 of 33 Pages
- ---------------------------                    -----------------------


                                   SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               PURE SOFTWARE INC.


                                Present Principal
                               Occupation Including
     Name and Title              Name of Employer                   Citizenship
     --------------            --------------------                 -----------

Reed Hastings       Chairman of the Board of Directors, President       U.S.
                    and Chief Executive Officer of Pure


Aki Fujimura        Director and Vice President, Systems Business       U.S.
                    Unit and Customer Satisfaction Group of Pure


Audrey MacLean      Director of Pure and Private Investor, 21100        U.S.
                    Saratoga Hills Road, Saratoga, California
                    95070


Andrew S. Rachleff  Director of Pure and General Partner, MPAE V        U.S.
                    Management Company, L.P., 2480 Sand Hill
                    Road, Suite 200, Menlo Park, California 94025


Thomas A. Jermoluk  Director of Pure and President and Chief Operating  U.S.
                    Officer of Silicon Graphics, Inc., 2011 North
                    Shoreline Blvd., Mountain View, California 94043


Larry W. Sonsini    Director of Pure and Member and Chairman of the     U.S.
                    Executive Committee, Wilson, Sonsini, Goodrich &
                    Rosati, 650 Page Mill Road, Palo Alto, California
                    94307

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 31 of 33 Pages
- ---------------------------                    -----------------------


                                   SCHEDULE B



                                                     Name and Address of Corporation or
                         Principal Occupation or         Other Organization in Which
        Individual            Employment                          Employed                  Citizenship
- ---------------------    -----------------------     ----------------------------------     -----------

Paul H. Levine           President and Chief         Atria Software, Inc.                        U.S.
                         Executive Officer           20 Maguire Road
                                                     Lexington, MA 02173-3104

Elliot M. Katzman        Vice President, Finance     Atria Software, Inc.                        U.S.
                         and Administration          20 Maguire Road
                                                     Lexington, MA 02174-3104

John C. Leary            Vice President, Sales       Atria Software, Inc.                        U.S
                                                     20 Maguire Road
                                                     Lexington, MA 02173-3104

David B. Leblang         Chief Technical Officer     Atria Software, Inc.                        U.S.
                                                     20 Maguire Road
                                                     Lexington, MA 02173-3104

Paul J. Ferri            General Partner             Matrix Partners                             U.S.
                                                     Bay Colony
                                                     Corporate Center
                                                     1000 Winter Street
                                                     Waltham, MA  02154

Robert D. Pavey          General Partner             Morgenthaler Ventures                       U.S.
                                                     700 National City
                                                     Bank Building
                                                     629 Euclid Avenue
                                                     Cleveland, OH 44114

Norris Evans             Vice President, Research    Atria Software, Inc.                        U.S.
                         and Development             20 Maguire Road
                                                     Lexington, MA 02173-3104

Gardner C. Hendrie       General Partner             Sigma Partners                              U.S.
                                                     300 Commercial Street, Suite 705
                                                     Boston, MA  02109

David A. Litwack         President                   Powersoft Corporation                       U.S.
                                                     561 Virginia Road
                                                     Concord, MA  01742

Louis J. Volpe           Senior Vice President       Geotel Communications Corporation           U.S.
                         Sales and Marketing         25 Porter Road
                                                     Littleton, MA 01460

                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 32 of 33 Pages
- ---------------------------                    -----------------------

                                   SCHEDULE C




                                  Number of Shares of            Percentage of Outstanding
                                  Issuer Common Stock             Shares of Issuer Common
        Individual                Beneficially Owned              Stock as of June 1, 1996
- -----------------------   ---------------------------------   ------------------------------

Paul H. Levine               354,600  (includes right to                  2.06%
                                      acquire 59,600)

Elliot M. Katzman             92,400  (includes right to                  0.63%
                                      acquire 2,400)

John C. Leary                100,400  (includes right to                  0.24%
                                      acquire 65,400)

David B. Leblang             273,400  (includes right to                  1.73%
                                      acquire 25,400)

Paul J. Ferri                 12,052  (includes right to                  0.07%
                                      acquire 1,600)

Robert D. Pavey               13,232  (includes right to                  0.08%
                                      acquire 1,600)

Norris Evans                   4,400  (includes right to                  0.00%
                                      acquire  4,400)

Gardner C. Hendrie            80,991  (includes right to                  0.55%
                                      acquire 1,600)

David A. Litwack              13,800  (includes right to                  0.00%
                                      acquire 13,800)

Louis J. Volpe                35,964  (includes right to                  0.10%
                                      acquire 21,600)


                                 SCHEDULE 13D

- ---------------------------                    -----------------------
CUSIP No. 04962G 10 2                          Page 33 of 33 Pages
- ---------------------------                    -----------------------

                                  SCHEDULE D

Name                    Shares             Price           Date
- ----                    ------             -----           ----
Paul Levine             -25,000(S)         $54.55          5/9/96
                        -25,000(S)         $57.67          5/10/96
                        -10,000(S)         $59.38          5/10/96

Elliot Katzman           -9,000(S)         $53.4881        5/8/96
                           +600(A)         $14.5625        5/8/96
                           -600(S)         $53.4881        5/8/96

John Leary               -8,000(S)         $53.00          5/9/96
                         -5,000(S)         $60.25          5/14/96
                         -3,000(S)         $68.00          5/20/96

David Leblang            -5,000(S)         $53.25          5/8/96
                         -5,000(S)         $53.25          5/9/96
                         -1,500(S)         $67.75          5/20/96
                         -8,000(S)         $68.00          5/20/96


                               INDEX TO EXHIBITS


                                                                    SEQUENTIALLY
EXHIBIT                                                               NUMBERED
NUMBER              DESCRIPTION                                         PAGE
- ------              -----------                                         ----


  1 Agreement and Plan or Reorganization dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, CST Acquisition Corporation, a Massachusetts corporation and wholly-owned subsidiary of Pure Software Inc., and Atria Software, Inc., a Massachusetts corporation.

  2 Participation Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, CST Acquisition Corporation, a Massachusetts corporation, and certain stockholders of Atria Software, Inc., a Massachusetts corporation.

  3 Participation Agreement dated June 6, 1996 by and among Atria Software, Inc., a Massachusetts corporation, and certain stockholders of Pure Software Inc., a Delaware corporation.

  4 Stock Option Agreement dated June 6, 1996 by and between Atria Software, Inc., a Massachusetts corporation and Pure Software Inc., a Delaware corporation.

  5 Stock Option Agreement dated June 6, 1996 by and between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation.

  6 Form of Affiliate Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, and certain stockholders of Pure Software a Delaware corporation.

  7 Form of Affiliate Agreement dated June 6, 1996 by and among Pure Software Inc., a Delaware corporation, and certain stockholders of Atria Software, Inc., a Massachusetts corporation.

  8 License and Marketing Agreement dated June 6, 1996 between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation.